Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China

August 11, 2026

Dear Shareholders:

You are cordially invited to attend our 2026 Extraordinary General Meeting (the “2026 Extraordinary Meeting” or “Extraordinary Meeting”) of shareholders to be held on September 14, 2026, at 10:00 p.m. Beijing time at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China.

If you owned our ordinary shares of no par value each (the “Ordinary Shares”) at the close of business on August 10, 2026 (“Record Date”), you are entitled to vote on the matters which are listed in the notice of 2026 Extraordinary Meeting.

The Board of Directors recommends a vote “FOR” the proposal listed as Item 1, Item 2 and Item 3 in the Notice.

You may vote via the Internet, by telephone or by completing and mailing the proxy card you received in the mail. If you attend the 2026 Extraordinary Meeting, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of Ordinary Shares you own or whether or not you plan to attend the 2026 Extraordinary Meeting. Accordingly, whether or not you plan to attend the 2026 Extraordinary Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or your voting instructions form to ensure that your shares will be represented and voted at the 2026 Extraordinary Meeting.

We are proud that you have chosen to invest in Meiwu Technology Company Limited. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2026 Extraordinary Meeting.

Sincerely,

/s/ Changbin Xia
Changbin Xia
Chairman of the Board

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

MEIWU TECHNOLOGY COMPANY LIMITED

Unit 304-3, No. 19, Wanghai Road, Siming District

Xiamen, Fujian, People’s Republic of China

Notice of 2026 Extraordinary Meeting of Shareholders

August 11, 2026

TIME AND DATE	10:00 p.m. Beijing time, September 14, 2026

PLACE	Unit 304-3, No. 19, Wanghai Road, Siming District Xiamen, Fujian, People’s Republic of China
ITEMS OF BUSINESS

Item	Board Vote Recommendation

1.	To approve that the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reclassification”):	“FOR”

(a)	each ordinary share with no par value (the “Ordinary Shares”) in issue, be re-designated and re-classified into one Class A ordinary share without par value (the “Class A Ordinary Shares”);

(b)	the unlimited but unissued ordinary shares with no par value be cancelled in their entirety and, in substitution therefor, the Company’s authorized share capital consist of an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B ordinary shares without par value (the “Class B Ordinary Shares”);

Such that the Company’s authorized share capital be re-designated and re-classified from unlimited ordinary shares of no par value each of a single class to an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B Ordinary Shares without par value.

2.	To approve that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the value of the Company’s assets exceeds its liabilities and that Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Ordinary Share Repurchases:	“FOR”

(a)	the Company repurchases 135,000 Class A Ordinary Shares from Mr. Changbin Xia, and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the “Class A Ordinary Share Repurchases”);

(b)	upon receipt of an application from Mr. Changbin Xia, for the issuance of 135,000 corresponding Class B Ordinary Shares, and an application from Union International Company Limited for the issuance of 73 corresponding Class B Ordinary Shares (collectively, the “Class B Ordinary Share Applications”), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Ordinary Share Applications and, when allotted, issued and paid for in accordance with the terms of the Class B Ordinary Share Applications, will be validly issued, fully paid and non-assessable;

3.	To approve, subject to and immediately following the Share Capital Reclassification, that the Company adopt an amended and restated memorandum and articles of association (the “M&AA”) in the form annexed hereto as Annex A, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company (the “Current M&AA”) to reflect the Share Capital Reclassification, the terms of the Class A Ordinary Shares and Class B Ordinary Shares, including without limitation, the voting right of each Class B Ordinary Share conferring the right to 150 votes each per Class B Ordinary Share held by such shareholder, and the Change in Quorum (as defined in the Proxy Statement);	“FOR”

The accompanying proxy statement describes these items in more detail. As of the date of this Notice of 2026 Extraordinary Meeting (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2026 Extraordinary Meeting, or any adjournments or postponements thereof, was the close of business on August 10, 2026.

INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of August 10, 2026 will be available for inspection at the 2026 Extraordinary Meeting.

VOTING	We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2026 Extraordinary Meeting in person. You can submit your vote prior to the date of the Extraordinary Meeting by: Internet, telephone, or mail in accordance with instructions on your proxy card or your voting instructions form.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about August 12, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://www.wnw108.com/ on or about August 12, 2026. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of   China not later than 11:59 p.m. Beijing time on September 13, 2026, to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED HEREIN. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

The Chair of the 2026 Extraordinary Meeting shall be Changbin Xia, the chairman of the Board (the “Chair”). The Board also designates Zhichao Yang, the Co-Chief Executive Officer and a director of the Company, as the inspector of the meeting.

By Order of the Board of Directors of Meiwu Technology Company Limited.

/s/ Changbin Xia
Changbin Xia
Chairman of the Board

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PROXY STATEMENT

MEIWU TECHNOLOGY COMPANY LIMITED

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

The Board of Directors (the “Board”) of Meiwu Technology Company Limited, a British Virgin Islands company (“we,” “us,” “Meiwu Technology Company Limited” or the “Company”), is soliciting proxies to be used at the 2026 Extraordinary Meeting of the Company to be held at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China  , on September 14, 2026, at 10:00 p.m. Beijing time and any postponement or adjournment thereof.

This proxy statement (the “Proxy Statement”) and the accompanying notice and form of proxy are first being distributed to shareholders on or about August 12, 2026. The Board is requesting that you permit your ordinary shares to be represented at the 2026 Extraordinary Meeting by the persons named as proxies for the 2026 Extraordinary Meeting.

The proxy solicitation materials, including the Notice of 2026 Extraordinary Meeting of Shareholders, this Proxy Statement and the proxy card (collectively, the “Proxy Materials”), are being furnished to the holders of our ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2026 Extraordinary Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2026 Extraordinary Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Mr. Changbin Xia   has been designated as the Company’s proxy for the 2026 Extraordinary Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 Extraordinary Meeting?

There are three proposals that will be voted on at the 2026 Extraordinary Meeting:

1.	To approve and adopt the Share Capital Reclassification;
2.	To approve and adopt the Share Repurchases;
3.	To approve and adopt the M&AA.

To transact such other business as may properly come before the 2026 Extraordinary Meeting of Shareholders.

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HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the approval of the resolution that the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reclassification”):

	(a)	each ordinary share with no par value (the “Ordinary Shares”) in issue, be re-designated and re-classified into one Class A ordinary share without par value (the “Class A Ordinary Shares”);

	(b)	the unlimited but unissued ordinary shares with no par value be cancelled in their entirety and, in substitution therefor, the Company’s authorized share capital consist of an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B ordinary shares without par value (the “Class B Ordinary Shares”);

Such that the company’s authorized share capital be re-designated and re-classified from unlimited ordinary shares of no par value each of a single class to an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B Ordinary Shares without par value (Proposal No. 1).

●

“FOR” the approval of the resolution, that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the value of the Company’s assets exceeds its liabilities and that Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Ordinary Share Repurchases (Proposal No. 2):

	(a)	the Company repurchases 135,000 Class A Ordinary Shares from Mr. Changbin Xia, and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the “Class A Ordinary Share Repurchases”);

	(b)	upon receipt of an application from Mr. Changbin Xia, for the issuance of 135,000 corresponding Class B Ordinary Shares, and an application from Union International Company Limited for the issuance of 73 corresponding Class B Ordinary Shares (collectively, the “Class B Ordinary Share Applications”), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Ordinary Share Applications and, when allotted, issued and paid for in accordance with the terms of the Class B Ordinary Share Applications, will be validly issued, fully paid and non-assessable.

●	“FOR” the approval of the resolution, subject to and immediately following the Share Capital Reclassification, that the Company adopt an amended and restated memorandum and articles of association (the “M&AA”) in the form annexed hereto as Annex A, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company (the “Current M&AA”) to reflect the Share Capital Reclassification, the terms of the Class A Ordinary Shares and Class B Ordinary Shares, including without limitation, the voting right of each Class B Ordinary Share conferring the right to 150 votes each per Class B Ordinary Share held by such shareholder, and the Change in Quorum (as defined in the Proxy Statement) (Proposal No. 3).

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WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on August 10, 2026, the date established by the Board for determining the shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 26,330,471 of our Ordinary Shares were outstanding and entitled to vote at the 2026 Extraordinary Meeting. Holders of Ordinary Shares are entitled to one vote for each share owned for each matter to be voted on at the 2026 Extraordinary Meeting. Holders of Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2026 Extraordinary Meeting.

A list of the shareholders of record as of August 10, 2026 will be available for inspection at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

Not less than 50  % of the votes of our outstanding Ordinary Shares as of the Record Date must be present, in person or by proxy, at the 2026 Extraordinary Meeting in order to properly convene the 2026 Extraordinary Meeting. This is called a quorum. If there are not enough votes of the Ordinary Shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors of the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Ordinary Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, TranShare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person, by attending the 2026 Extraordinary Meeting, by telephone or over the Internet in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. or at our office located at Unit 304-3, No. 19, Wanghai Road, Siming District, Xiamen, Fujian, People’s Republic of China  , not later than 11:59 p.m. Beijing time on September 13, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

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If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the approval and adoption of the Share Capital Reclassification (Proposal No. 1), “FOR” the approval and adoption of the Share Repurchases (Proposal No. 2), “FOR” the approval and adoption of the M&AA (Proposal No. 3).

If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2026 Extraordinary Meeting.

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. There is no routine matter in this 2026 Extraordinary Meeting. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with Nathan Liu, the corporate secretary of the Company (the “Corporate Secretary”) a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2026 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2026 Extraordinary Meeting. If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

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WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

Broadridge will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposals that were present and voted at the 2026 Extraordinary Meeting is required for all proposals at the 2026 Extraordinary Meeting.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of Ordinary Shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of Ordinary Shares as of the close of business on August 10, 2026. In order to vote at the meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

Each of our fiscal years ends on December 31.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of the proxy card, the Notice and this Proxy Statement are available on our Company’s website at https://www.wnw108.com.   The contents of that website are not a part of this Proxy Statement.

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PROPOSAL 1

SHARE CAPITAL RECLASSIFICATION

General

The Board believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the Share Capital Reclassification.

The Board submits to the shareholders to approve the Share Capital Reclassification by a resolution which requires the affirmative vote of a simple majority of the votes cast at the 2026 Extraordinary Meeting by the shareholders present at the virtual meeting or represented by proxy and entitled to vote on such proposals during the virtual meeting by proxy or by authorized representative.

Resolutions

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of this Proposal No. 1 is as follows:

“It is resolved, that the Company re-designate and re-classify its authorized share capital as follows (the “Share Capital Reclassification”):

(a)	each ordinary share with no par value (the “Ordinary Shares”) in issue, be re-designated and re-classified into one Class A ordinary share without par value (the “Class A Ordinary Shares”);

(b)	the unlimited but unissued Ordinary Shares of no par value be cancelled in their entirety and, in substitution therefor, the Company’s authorized share capital consist of an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B ordinary shares without par value (the “Class B Ordinary Shares”) and;

Such that the Company’s authorized share capital be re-designated and re-classified from unlimited ordinary shares of no-par value each of a single class to an unlimited number of Class A Ordinary Shares without par value and an unlimited number of Class B Ordinary Shares without par value.”

Following such re-designation and re-classification, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the M&AA.

The favorable vote of a majority of the votes cast, in person or by proxy, at this Extraordinary Meeting is required to approve the proposed amendment to our authorized share capital.

Potential Adverse Effects of Amendment

The proposed change will not affect in any way the validity or transferability of stock certificates outstanding, the capital structure of the Company or the trading of the Company’s Class A Ordinary Shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing stock certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Share, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of Ordinary Shares which will be converted into the Class A Ordinary Shares on a 1:1 basis. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the proposal is adopted, it will become effective upon the approval of this Extraordinary Meeting, and it is required for shareholders to surrender their existing share certificates, if any in issue. The Company’s transfer agent will mail a letter of transmittal to the shareholders who hold physical share certificates with detailed written instructions for exchanging the share certificates of Ordinary Shares for share certificates of Class A Ordinary Shares.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE SHARE CAPITAL RECLASSIFICATION.

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PROPOSAL 2

SHARE REPURCHASES

General

Subject to the Share Capital Reclassification being effected, the Board believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to approve the repurchase of 135,000 Class A Ordinary Shares held by Mr. Changbin Xia and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the “Class A Ordinary Share Repurchases”), and the corresponding issuance of 135,000 Class B Ordinary Shares to Mr. Xia and 73 Class B Ordinary Shares to Union International Company Limited.

The Board has further confirmed, in accordance with the requirements of section 48 of the BVI Business Companies Act (as amended) and Article 2.4 of the current articles of association of the Company regarding the issue of shares for non-cash consideration, which is in whole or in part, other than money, that (i) the amount to be credited for the issue of the 135,073 Class B Ordinary Shares is US$361,995.64; and (ii) it is the opinion of the Board, that the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of 135,073 Class B Ordinary Shares.

Resolutions

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of this Proposal No. 2 is as follows:

“IT IS RESOLVED, that subject to and immediately following the Share Capital Reclassification being effected and confirmations from each director of the Company that they are satisfied that the value of the Company’s assets exceeds its liabilities and the Company will be able to pay its debts as and when they fall due in the ordinary course of business immediately following the Class A Ordinary Share Repurchases:

(a)	the Company repurchases 135,000 Class A Ordinary Shares from Mr. Changbin Xia and 73 Class A Ordinary Shares from Union International Company Limited (collectively, the “Class A Ordinary Share Repurchases”);

(b)	upon receipt of an application from Mr. Changbin Xia for the issuance of 135,000 corresponding Class B Ordinary Shares, and an application from Union International Company Limited for the issuance of 73 corresponding Class B Ordinary Shares (collectively, the “Class B Ordinary Share Applications”), and subject to the Share Capital Reclassification being effected, the Company issue such number of Class B Ordinary Shares in accordance with the terms of the Class B Ordinary Share Applications and, when allotted, issued and paid for in accordance with the terms of the Class B Ordinary Share Applications, will be validly issued, fully paid and non-assessable.”

Impacts of the Share Repurchase

Assuming that the Share Capital Reclassification is effected, all Class A Ordinary Shares repurchased pursuant to the Class A Ordinary Share Repurchases will be immediately cancelled upon purchase and thereafter be available for reissue; the transfer agent of the Company will be instructed to update the register of members (or its equivalent) to reflect the issuance of the Class B Ordinary Shares and the Class A Ordinary Share Repurchases. The Class B Ordinary Shares shall be issued in book-entry form. For the avoidance of doubt, the aggregate consideration payable for the Class A Ordinary Share Repurchases shall be paid for out of the proceeds of the fresh issuance of the Class B Ordinary Shares as set out in the Class B Ordinary Share Applications.

Assuming that the Share Capital Reclassification is effected, immediately prior to the Share Repurchases, Mr. Xia will beneficially own 135,073 Class A Ordinary Shares, including 73 Class A Ordinary Shares to be directly held by Union International Company Limited, which is controlled by Mr. Xia, representing 0.51% of the total voting power, and immediately following the Share Repurchases, Mr. Xia will beneficially own 135,073 Class B Ordinary Shares, representing 43.61% of the total voting power.

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE SHARE REPURCHASES.

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PROPOSAL 3

APPROVAL AND ADOPTION OF THE M&AA

General

The Board believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to, amend and restate the current effective amended and restated memorandum and articles of association of the Company, by the deletion in their entirety and by the substitution in their place of the M&AA to reflect, inter alia, the changes to the Company’s Share Capital Reclassification, and the terms of the Class A Ordinary Shares and Class B Ordinary Shares, including without limitation, the voting right of each Class B Ordinary Share conferring the right to 150 votes each per Class B Ordinary Share held by such shareholder.

In addition, the Board believes that it is the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval to reduce the quorum for a shareholder meeting from not less than 50% to one-third of the votes of the Class A Ordinary Shares and the Class B Ordinary Shares entitled to vote on the resolutions of the shareholders to be considered at the meeting (the “Change in Quorum”). The Board believes that the Change in Quorum balances shareholder’s rights in keeping the current quorum requirement for shareholder meetings while helping to ensure the quorum requirements will be met without undue effort, delay and cost.

A draft form of the M&AA is attached to this notice as Annex A.

Resolutions

The full text of the resolution to be voted upon at the 2026 Extraordinary Meeting in respect of this Proposal No. 3 is as follows:

“IT IS RESOLVED, that subject to and immediately following the Share Capital Reclassification, that the Company adopt an amended and restated memorandum and articles of association (the “M&AA”) in the form annexed hereto as Annex A, in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company (the “Current M&AA”) to reflect the Share Capital Reclassification, the terms of the Class A Ordinary Shares and Class B Ordinary Shares, and the Change in Quorum.”

Recommendation

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL AND ADOPTION OF THE M&AA.

Vote Required

Proposal No. 1 (the Share Capital Reclassification) will be approved if a majority of the total votes properly cast in person or by proxy at the 2026 Extraordinary Meeting by the holders of Ordinary Shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Proposal No. 2 (the Share Repurchases) will be approved if a majority of the total votes properly cast in person or by proxy at the 2026 Extraordinary Meeting by the holders of Ordinary Shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Proposal No. 3 (the Approval and the Adoption of the M&AA) will be approved if a majority of the total votes properly cast in person or by proxy at the 2026 Extraordinary Meeting by the holders of Ordinary Shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted “FOR” each of the proposals.

8

DOCUMENTS ON DISPLAY

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

OTHER MATTERS

We know of no other matters to be submitted at the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the 2026 Extraordinary Meeting, we urge you to submit your signed proxy promptly.

By order of the Board of Directors

/s/Changbin Xia
Changbin Xia
Chairman

August 11, 2026

9

Annex A

(M&AA)

BVI Company Number: 2000335

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Meiwu Technology Company Limited

Incorporated on the 4th day of December, 2018

(Amended as at the 19th day of August, 2019)

(Amended as at the 18th day of October, 2019)

(Amended as at the 2nd day of December, 2019)

(Amended as at the 8th day of October, 2021)

(Amended as at the ___ day of _________, 2026)

COVERDALE TRUST SERVICES LIMITED

FOR

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Meiwu Technology Company Limited

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act and any subsequent amendments thereto and includes such regulations as may be made under the Act from time to time;

“Articles” means the attached Articles of Association of the Company; “

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Ordinary share” means a share of the Company designated as a Class A Ordinary share of no par value each, with the rights and subject to the restrictions set out in the Memorandum and Articles;

“Class B Ordinary share” means a share of the Company designated as a Class B Ordinary share of no par value each, with the rights and subject to the restrictions set out in the Memorandum and Articles;

“Distribution” in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

“Eligible Person” includes individuals, corporations and other bodies corporate, trusts, the estates of deceased individuals, partnerships and unincorporated associations of Persons;

“Person” includes individuals, bodies corporate, and associations of corporate or unincorporated individuals or other entities or both.

“Memorandum” means this Memorandum of Association of the Company;

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

“Resolution of Shareholders” means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

“Share” means a share issued or to be issued by the Company and shall include fractional shares in the Company;

“Shareholder” means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

“Stock Exchange” means a recognised exchange (as defined in the Act) on which Shares are listed from time to time;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended;

(e)	the singular includes the plural and vice versa, and;

(f)	a reference to any gender includes all other genders as well as the neuter gender.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

2.	NAME

The name of the Company is Meiwu Technology Company Limited.

3.	STATUS

The Company is a company limited by shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company is at 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2.	The first registered agent of the Company is Coverdale Trust Services Limited of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

4.3.	The registered office and registered agent may be changed by Resolution of Shareholders or Resolution of Directors and shall be effected in accordance with the provisions of the Act.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2.	Without limiting clause 5.1 the Company may:

(a)	issue and cancel shares and hold treasury shares;

(b)	grant options over unissued shares and treasury shares;

(c)	issue securities that are convertible into shares;

(d)	give financial assistance to any Person in connection with the acquisition of its own shares;

(e)	issue debentures;

(f)	guarantee a liability or obligation of any Person;

(g)	secure any of its obligations by mortgage, pledge or other charge, of any of its assets;

(h)	protect the assets of the Company for the benefit of the Company, its creditors or its members or, at the discretion of the directors, any Person having a direct or indirect interest in the Company.

5.3.	For the purposes of clause 5.2(g) above, and notwithstanding the provisions of the Act, any other enactment or any rule of law to the contrary, the directors may cause the Company to transfer any of its assets in trust to one or more trustees, to any company, association, partnership, foundation or similar entity and, with respect to the transfer the directors may provide that the Company, or any of the Persons specified above may be the beneficiaries, creditors, members, certificate holders, partners, or holders of any other similar interest. Notwithstanding the foregoing, the rights or interests of any existing or subsequent creditor of the company in any assets of the company are not affected by a transfer hereunder and are enforceable against a transferee.

5.4.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1	The Company is authorized to issue:

(a)	an unlimited number of Class A Ordinary shares without par value; and

(b)	an unlimited number of Class B Ordinary shares without par value.

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class. The Company may round fractional Shares up and / or down at its sole discretion.

7.	DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

7.1	Class A Ordinary Shares

Subject to this Memorandum and the Articles, each Class A Ordinary share of the Company confers upon the Shareholder:

(a)	the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Class B Ordinary Shares

Subject to this Memorandum and the Articles, each Class B Ordinary share of the Company confers upon the Shareholder:

(a)	the right to one hundred and fifty (150) votes each per Class B Ordinary share held by such Shareholder at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

(b)	the right to an equal share in any dividend paid by the Company; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation

7.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

The rights attached to Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	REGISTERED SHARES

10.1	The Company shall issue registered shares only.

10.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

11.	TRANSFER OF SHARES

11.1	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF MEMORANDUM AND ARTICLES

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8 or 9 or this Clause 12.

We, COVERDALE TRUST SERVICES LIMITED of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 4th day of December, 2018:

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS AMENDED)

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Meiwu Technology Company Limited

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1.	Every Shareholder is entitled, upon written request to the Company and where such Shares are held in certificated form, to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any Person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3.	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4.	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Stock Exchange permit otherwise.

2.	SHARES

2.1.	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.4.	No Shares may be issued for a consideration, which is in whole or in part, other than money unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in their opinion, the present cash value of the non-money consideration and money consideration, if any, for the issue is not less than the amount to be credited for the issue of the Shares.

2.5.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder,

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.

2.6.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.7.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2.8.	Subject to and in accordance with the Act and the rules of the Stock Exchange, the directors, without further consultation with the holders of any Shares or Securities, may resolve that any class or series of Shares or other Securities from time to time in issue or to be issued (including Shares in issue at the date of the adoption of these Articles) may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and no provision of these Articles will apply to any uncertificated Shares or other Securities to the extent that they are inconsistent with the holding of such Shares or Securities or the transfer of title to any such Shares or other Securities.

2.9.	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the directors may, in their absolute discretion, think fit (subject always to the Act and the rules of the Stock Exchange). The Company shall enter on the register of members how many Shares are held by each Shareholder in uncertificated form and in certificated form and shall maintain the register of members in each case as is required. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated Shares and uncertificated Shares or as a result of any provision of these Articles which apply only in respect of certificated or uncertificated Shares.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3.	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6.	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Shareholders may mortgage or charge their Shares subject to the provisions of the Act.

4.2.	In the case of the mortgage or charge of registered shares there shall be entered in the register of members at the written request of the Shareholder or the named mortgagee or chargee of such shares:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject at all times to Regulation 6.5, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company at the office of its registered agent for registration.

6.2.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4.	Subject to the Memorandum, the Personal representative of a deceased Shareholder may transfer a Share even though the Personal representative is not a Shareholder at the time of the transfer.

6.5.	Where Shares are listed on a Stock Exchange, the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Stock Exchange and subject to the Listed Companies and Funds Regulations (as defined in the Act and where applicable).

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.	Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.	The director or directors convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director or directors convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director, or the directors, convening a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the Person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

Meiwu Technology Company Limited

I/We being a Shareholder of the above Company HEREBY APPOINT ........................................
......................................... of ........................................ or failing him ........................................
of ........................................ to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ...... day of .............................., 20...... and at any
adjournment thereof.

(Any restrictions on voting to be inserted here)

Signed this ...... day of .............................., 20......

........................................
Shareholder

7.10.	The following applies where Shares are jointly owned:

(a)	if two or more Persons hold Shares jointly each of them may be present in Person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (33.3%) of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such Person may pass a Resolution of Shareholders and a certificate signed by such Person accompanied where such Person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the Person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the outcome of the vote declared before the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll or any other manner by which the decision is taken, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

7.18.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified Person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.19.	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

7.20.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.21.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.22.	An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be comprised of any one or more documents and may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

7.23.	One or more shareholders of a company may, by agreement in writing, transfer registered shares to any person, authorised to act as trustee for the purpose of vesting in such person, who may be designated voting trustee, the right to vote thereon and the following provisions shall apply:

(a)	the period of time for which the trustee may vote shall not exceed 10 years;

(b)	subject to paragraph (a), the agreement may contain any other provisions not inconsistent with the purpose of the agreement;

(c)	a copy of the agreement shall be deposited at the registered office of the company and shall be open to the inspection of members of the company

(i)	in the case of any beneficiary of the trust under the agreement, daily during business hours, and

(ii)	in the case of members of the company, subject to the provisions of sub-regulation 20;

(d)	where certificates for registered shares have been issued for shares that are to be transferred to a trustee pursuant to this section, new certificates shall be issued to the voting trustee to represent the shares so transferred and the certificates formerly representing the shares that have been transferred shall be surrendered and cancelled;

(e)	where a certificate is issued to a voting trustee, an endorsement shall be made on the certificate that the shares represented thereby in the case of registered shares and the certificates in case of bearer shares are held by the person named therein pursuant to an agreement;

(f)	there shall be noted in the register of members of the company against the record of the shares held by the trustee the fact that such an agreement exists;

(g)	the voting trustee may vote the shares so issued or transferred during the period specified in the agreement;

(h)	shares registered in the name of the voting trustee may be voted either in person or by proxy and, in voting the shares, the voting trustee shall not incur any liability as member or trustee, except in so far as he may be liable for his own conduct or acts;

(i)	where two or more persons are designated as voting trustees and the right and method of voting any shares registered in their names at any meeting of members or on any resolution of members are not fixed by the agreement appointing the trustees, the right to vote shall be determined by a majority of the trustees, or if they are equally divided as to the right and manner of voting the shares in any particular case, the votes of the shares in such case shall be divided equally among the trustees;

(j)	at any time within 2 years prior to the time of expiration of any voting trust agreement as originally fixed or as last extended as provided in this subsection, one or more beneficiaries of the trust under the voting trust agreement may, by written agreement and with the written consent of the voting trustee, extend the duration of the voting trust agreement for an additional period not exceeding 10 years from the expiration date of the trust as originally fixed or as last extended, and;

(k)	the voting trustee shall, prior to the time of expiration of a voting trust agreement, as originally fixed or as previously extended, as the case may be, deposit at the registered office of the company a copy of the extension agreement and of his consent thereto, and thereupon the duration of the voting trust agreement shall be extended for the period fixed in the extension agreement, but no extension agreement shall affect the rights or obligations of persons not parties thereto.

7.24.	Two or more members of a company may by agreement in writing provide that in exercising any voting rights the shares held by them shall be voted

(a)	as provided by the agreement;

(b)	as the parties may agree, or,

(c)	as determined in accordance with such procedure as they may agree upon.

7.25.	The validity of any voting trust or other voting agreement is not affected during a period of 10 years from the date when it was created or last extended by reason only of the fact that under its terms it will or may last beyond a period of 10 years.

7.26.	Sub-regulations 7.23, 7.24 and 7.25 shall be deemed not to invalidate any voting or other agreement among members or any irrevocable proxy that is not otherwise illegal.

8.	DIRECTORS

8.1	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or directors determine.

8.2	A “reserve director” may be nominated by a shareholder in writing, where the company has only one shareholder and director who are one and the same individual.

8.3	No Person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

8.4	No Person shall be nominated as a “reserve director” unless he has consented in writing to the nomination.

8.5	The minimum number of directors shall be 1 and the maximum number shall be 12.

8.6	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.7	A “reserve director” shall only assume his responsibilities as a director of the company upon the death of the sole shareholder/director.

8.8	A director may be removed from office,

(a)	with or without cause, by a Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy five per cent of the Shareholders of the Company entitled to vote; or

(b)	with cause, by a Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

(c)	A “reserve director” may have his nomination revoked by a notice of revocation in writing signed by the sole member/shareholder.

8.9	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

A “reserve director” may resign his nomination by giving notice of his resignation in writing to the company.

8.10	The directors may at any time appoint any Person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a Person as director to fill a vacancy, the term shall not exceed the term that remained when the Person who has ceased to be a director ceased to hold office.

8.11	The nomination of a person nominated as a “reserve director” of the company ceases to have effect in the event that the sole member/director ceases to be the sole member/director of the company.

8.12	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.13	The Company shall keep a register of directors containing:

(a)	the names and addresses of the Persons who are directors of the Company, or the person who has been appointed as a reserve director of the Company;

(b)	the date on which each Person whose name is entered in the register was appointed as a director of the Company, or was nominated as a reserve director of the Company;

(c)	the date on which each Person named as a director or was nominated as a reserve director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

8.14	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.15	The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.16	A director is not required to hold a Share as a qualification to office.

8.17	A director will cease to be a director if, among other things, the director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found by the Company to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; and / or

(d)	without special leave of absence from the board of directors, is absent from three consecutive board meetings and the directors resolve by way of Resolution of Directors that his office be vacated.

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.	If the Company is the subsidiary that is not a wholly owned subsidiary of a holding company, a director of the Company may, with the prior agreement of the shareholders, other than its holding company, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.5.	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.6.	The continuing directors may act notwithstanding any vacancy in their body.

9.7.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.8.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.9.	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

10.6	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent consist of one or more documents, and may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that, immediately after a proposed distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same Person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by a Resolution of Directors, appoint any Person, including a Person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 11.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

14.2	The indemnity in Sub-Regulation 14.1 only applies if the Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Person had no reasonable cause to believe that their conduct was unlawful.

14.3	The decision of the directors as to whether the Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the Person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Person did not act honestly and in good faith and with a view to the best interests of the Company or that the Person had reasonable cause to believe that his conduct was unlawful.

14.5	The Company may purchase and maintain insurance in relation to any Person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the Person and incurred by the Person in that capacity, whether or not the Company has or would have had the power to indemnify the Person against the liability as provided in the Articles.

15.	RECORDS

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors, including any nominated director; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.3.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

15.4.	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The records kept by the Company under this Regulation, the Act, the Mutual Legal Assistance (Tax Matters Act), 2003 shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (As Revised).

16.	REGISTERS OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

(g)	details of any variation and the date of the certificate of variation.

17.	SEAL

The Company shall have a Common Seal, and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other Person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised Person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS BY WAY OF DIVIDEND

18.1.	The directors of the Company may, by Resolution of Directors, authorise a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Dividends may be paid in money, shares, or other property.

18.3.	Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 21.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	An auditor may be removed by a Resolution of Shareholders.

19.7.	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

19.8.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.9.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.10.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.11.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	INSPECTION OF DOCUMENTS

20.1	A director of the Company is entitled, on giving reasonable notice, to inspect the documents and records of the company

(a)	in written form;

(b)	without charge; and

(c)	at a reasonable time specified by the director;

and to make copies of or take extracts from the documents and records.

20.2	Subject to subsection (3), a Shareholder of the Company is entitled, on giving written notice to the Company, to inspect:

(a)	the memorandum and articles;

(b)	the register of members;

(c)	the register of directors; and

(d)	minutes of meetings and resolutions of Shareholders and of those classes of Shareholders of which he is a member;

and to make copies of or take extracts from the documents and records.

20.3	The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in sub-regulation 20.2 (b),(c), or (d), refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

20.4	The directors shall, as soon as reasonably practicable, notify the Shareholder of any exercise of their powers under sub-regulation 20.3.

20.5	Where the Company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

20.6	On an application under sub-regulation 20.5 the Court may make such order as it considers just.

21.	NOTICES

21.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

21.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22.	VOLUNTARY WINDING UP AND DISSOLUTION

The Company may by a Resolution of Shareholders or by a Resolution of Directors appoint a voluntary liquidator in accordance with the provisions of the Act.

23.	CONTINUATION

The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, COVERDALE TRUST SERVICES LIMITED of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 4th day of December, 2018: